SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about IFT’s resolution”

Mexico City, August 6, 2021. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX | AMOV] informs that its subsidiaries Red Nacional Última Milla, S.A.P.I. de C.V. and Red Última Milla del Noroeste, S.A.P.I. de C.V. (jointly “Red Nacional”), received a resolution issued by the Federal Telecommunications Institute (“IFT”), lifting price regulation on access to the local loop in 52 municipalities.

Red Nacional initiated operations in March, 2020 as a result of the functional separation of Teléfonos de México, S.A.B. de C.V. and Teléfonos del Noroeste, S.A. de C.V. (jointly “Telmex”) ordered by the IFT. Red Nacional provides wholesale services to all service providers in the same terms that it provides such services to Telmex and other of its affiliates. Red Nacional’s board of directors, management and personnel are independent from Telmex.

Red Nacional operates the largest and most important shared access network (red compartida) in the country, for the benefit of all service providers. Red Nacional requires greater regulation flexibility to accelerate investments in high-capacity fiber and infrastructure to increase coverage and penetration of broadband services in Mexico.

IFT’s resolution results insufficient without an acceletared elimination of assymetric regulatory subsidies to AMX’s competitors.

List of Municipalities not subject to IFT price regulation: Tecate, Tijuana y Playas de Rosarito, Baja California; Torreón, Coahuila; Colima, Colima; Tuxtla Gutiérrez, Chiapas; Gustavo Madero, Iztapalapa y La Magdalena Contreras, Ciudad de México; León, Guanajuato; Zihuatanejo, Guerrero; Pachuca y Tulancingo, Hidalgo; Cuautitlán, Ixtapaluca, Melchor Ocampo, Mexicaltzingo, Teoloyucan, Tianguistenco y Toluca, Estado de México; Morelia, La Piedad y Zamora, Michoacán; Cuautla, Cuernavaca, Puente de Ixtla y Zacatepec, Morelos; Tepic, Nayarit; Apodaca, General Escobedo, Guadalupe, San Nicolás de los Garza y Santa Catarina, Nuevo León; Oaxaca, Oaxaca; San Andrés Cholula, Puebla; Querétaro, Querétaro; Culiacán y Mazatlán, Sinaloa; Agua Prieta, Hermosillo, Nogales y San Luis Río Colorado, Sonora; Tlaxcala, Tlaxcala; La Antigua, Banderilla, Coatepec, Córdoba, Orizaba, Poza Rica y Veracruz, Veracruz; Progreso, Yucatán; Zacatecas, Zacatecas.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 6, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact